Mail Stop 6010

October 3, 2007

Mr. Forbes I. J. Alexander
Chief Financial Officer
Jabil Circuit, Inc.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, Florida 33716

   Re: **Jabil Circuit, Inc.**
      Form 10-K for the year ended August 31, 2006
      Filed May 15, 2007
      File No. 001-14063

Dear Mr. Alexander:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief Accountant